November 22, 2005

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022


Re:	Novoste Corporation
      Soliciting Materials Pursuant to Rule 14a-12
      Filed November 21, 2005 by Steel Partners II, L.P., Steel
    	Partners, L.L.C., and Warren G. Lichtenstein

Dear Mr. Wolosky:

	We have the following comments on the above-referenced filing:

Soliciting Materials

1. Although the letter to the Novoste board states, "We state for the record that Steel intends . . . to file proxy material with the SEC and actively solicit proxies in opposition to the liquidation," the legends on the filing state that these materials are being filed "in connection with a possible preliminary filing with the SEC of a proxy statement and accompanying proxy card . . . ."  Clarify the participants` intent in any future filings. Be advised that the Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from public solicitation activities of Novoste security holders.

2. Mr. Lichtenstein`s letter discusses the board`s "blatant disregard for the interests of the shareholders" and his "several concerns as to whether the Board may have further breached its fiduciary duty." As you know, participants must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for these statements and avoid these and similar statements in future filings.

3. Mr. Lichtenstein states that, with respect to the ONI transaction, the board "ignored shareholder concerns." He also states, "The Board should not continue supporting yet another proposal that will again waste shareholder assets." In any future filings, please be certain that each opinion or belief is clearly characterized as such, and that there is a reasonable basis for each such opinion or belief. Support for opinions or beliefs should be self-evident or disclosed in the materials.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments promptly, submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions